MATTEL, INC.

June 24, 2016

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Melissa Gilmore

Re:	Mattel, Inc. (“Mattel”)
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-05647
SEC Comment Letter, dated June 10, 2016 - Request for Extension

Dear Ms. Gilmore:

This letter is to confirm my telephone conversation with you on June 23, 2016 regarding Mattel’s request for an extension to respond to the SEC’s comment letter dated June 10, 2016. Pursuant to such request, I hereby respectfully confirm that Mattel will submit its response on or before July 12, 2016.

If you should have any questions, please do not hesitate to contact me at 310-252-2992. Thank you for consideration.

Sincerely,

/s/ Tiffani Zack Magri

Name:	Tiffani Zack Magri

Title:	Vice President, Assistant General Counsel
& Assistant Secretary

cc:	Andrew Mew, Senior Chief Accountant, Division of Corporation Finance
Jean Yu, Assistant Chief Accountant, Division of Corporation Finance
Kevin Farr, Chief Financial Officer, Mattel, Inc.
Bob Normile, Chief Legal Officer, Executive Vice President & Secretary, Mattel, Inc.
Joseph Johnson, Senior Vice President & Controller, Mattel, Inc.
Brian Lane, Partner, Gibson, Dunn & Crutcher LLP